PROSPECTUS SUPPLEMENT NO. 3 (To Prospectus dated July 29, 2005)	Filed pursuant to Rule 424(b)(3) Registration No. 333-126737

UROPLASTY, INC.

2,147,142 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 3 together with the prior prospectus supplements and prospectus dated July 29, 2005, which are to be delivered with this prospectus supplement.
This prospectus supplement contains our Current Report on Form 8-K relating to approval of our common stock for listing on the American Stock Exchange. This report was filed with the Securities and Exchange Commission on September 28, 2005. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is currently quoted on the OTC Bulletin Board under the symbol “UPST.OB.” On September 27, 2005, the closing bid price of our common stock as reported on the OTC Bulletin Board was $3.50 per share. Effective October 3, 2005, our common stock will be listed on the American Stock Exchange under the symbol “UPI.”
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: September 28, 2005
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989 (Commission File No.)	41-1719250 (IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
2718 Summer Street NE
Minneapolis, Minnesota 55413-2820
(Address of principal executive offices)
612-378-1180
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events
The following forward-looking statements are subject to risks and uncertainties. We may not meet our expectations set out below for business and financial reasons. In addition to the specific risks described below, we recommend that you carefully consider the risk factors described in our other SEC filings in evaluating us.
Uroplasty announces their approval for listing on the American Stock Exchange. The listing will begin on Monday, October 3, 2005 under the symbol UPI.
This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.
Item 9.01 Financial Statements and Exhibits
     (c) Exhibits:
     99.1 Press Release, dated September 27, 2005
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 28, 2005

UROPLASTY, INC.
By:	/s/ SAM B. HUMPHRIES
Sam B. Humphries
President and Chief Executive Officer

2

Exhibit 99.1
NEWS RELEASE
UROPLASTY, INC. ANNOUNCES APPROVAL FOR LISTING ON THE
AMERICAN STOCK EXCHANGE
Tuesday, September 27, 2005
MINNEAPOLIS, MN — Uroplasty, Inc. (OTC: UPST — News) announced today that it has been approved for listing on the American Stock Exchange. The listing will begin on Monday, October 3rd, 2005 under the symbol UPI.
This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.
***
Uroplasty, Inc., headquartered in Minneapolis, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company developing, manufacturing and marketing products and procedures to improve patient quality of life for specific indications in urology, urogynecology, colon and rectal, otolaryngology and plastic surgery markets. The Company’s products offer physicians and their patient’s minimally invasive treatment options for urinary incontinence, fecal incontinence, vesicoureteral reflux, vocal cord rehabilitation and dermal augmentation. Uroplasty’s products are CE marked for these indications and sold only in markets outside the United States.
The company is currently conducting an FDA IDE clinical study with Macroplastique® for the treatment of adult female stress urinary incontinence. Upon completion of the study, a PMA submission and clearance by the FDA is required prior to market introduction into the United States.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those, anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing of our products (including the I-Stop tape product line) in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our reliance on a single product for most of our current sales; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of our current human clinical trial; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.

Uroplasty, Inc. stock is presently traded on the OTC Bulletin Board system under the symbol “UPST.OB.”
FOR FURTHER INFORMATION, CONTACT MR. HUMPHRIES OR VISIT UROPLASTY’S WEB PAGE AT www.uroplasty.com.
UROPLASTY, INC.
Sam B. Humphries, President / CEO
2718 Summer Street NE
Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: samh@uroplasty.com